Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

September 30, 2016

Credit Suisse AG
Paradeplatz 8
CH 8001 Zurich, Switzerland

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” or “Material U.S. Federal Income Tax Considerations”, as applicable, in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
17.50% per annum Contingent Coupon Autocallable Yield Notes due September 29, 2017	September 27, 2016	F272
14.50% per annum Contingent Coupon Autocallable Yield Notes due September 29, 2017	September 27, 2016	F277
Digital Buffered Notes due April 1, 2020	September 27, 2016	K710
Buffered Accelerated Return Equity Securities due October 2, 2018	September 27, 2016	K711
Buffered Accelerated Return Equity Securities due October 2, 2018	September 27, 2016	K712
Capped Buffer GEARS	September 27, 2016	K720
Digital Barrier Notes due March 30, 2018	September 23, 2016	T828
Autocallable Securities due September 30, 2020	September 23, 2016	T829
Absolute Return Barrier Securities due September 30, 2019	September 23, 2016	T830

Digital Barrier Notes due October 1, 2020	September 27, 2016	T833
Absolute Return Digital Barrier Securities due September 30, 2021	September 27, 2016	T835
Digital Plus Barrier Notes due September 30, 2021	September 27, 2016	T836
Autocallable Securities due September 30, 2019	September 27, 2016	T837
Capped Trigger GEARS	September 27, 2016	T841
Trigger GEARS	September 27, 2016	T842
Accelerated Barrier Notes due April 1, 2020	September 27, 2016	T843
Digital Plus Barrier Notes due September 30, 2022	September 23, 2016	T844
Autocallable Securities due September 30, 2020	September 23, 2016	T850
15 Month 7.25% per annum Contingent Coupon Autocallable Yield Notes due December 29, 2017	September 27, 2016	U1703
7.50% per annum Contingent Coupon Autocallable Yield Notes due September 30, 2019	September 28, 2016	U1704
10.00% per annum Contingent Coupon Callable Yield Notes due September 30, 2019	September 27, 2016	U1706
Step-Up Contingent Coupon Callable Yield Notes due September 30, 2026	September 27, 2016	U1711
7.35% per annum Contingent Coupon Callable Yield Notes due March 30, 2018	September 23, 2016	U1716
12.50% per annum Contingent Coupon Callable Yield Notes due September 30, 2019	September 23, 2016	U1717
Trigger Autocallable Contingent Yield Notes	September 28, 2016	U1747